Exhibit 99.1

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL DATA

The following unaudited pro forma consolidated financial data gives effect to our acquisition of six hotels from Independent Property Operators of America, LLC which occurred on November 7, 2005, and November 30, 2005 and to the issuance of 1,521,258 Series A convertible stock preferred stock on December 30, 2005.

The unaudited pro forma financial statement of operations for the three and six months ended June 30, 2005 gives effect to the transaction as if it had occurred as of January 1, 2005.

The unaudited pro forma financial data and related notes are presented for informational purposes only and do not purport to represent what our results of operations would actually have been if the transactions had in fact occurred on the dates discussed above. They also do not project or forecast our results of operations for any future date or period.

The unaudited pro forma financial data should be read together with our historical consolidated financial statements and related notes included elsewhere in our Form 10-Q for the three and six months ended June 30, 2006 and with the information set forth therein under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The pro forma information and adjustments are based on available information and upon assumptions that we believe are reasonable; however, we cannot assure you that the actual results will not differ from the pro forma information and perhaps in material and adverse ways.

Supertel Hospitality, Inc. and Subsidiaries

Pro Forma Consolidated Statement of Operations (Unaudited)

(In thousands, except per share data)

	Three months ended June 30, 2005
	Historical Supertel	Acquisition Pro Forma Adjustments		Supertel After Acquisitions Pro Forma Consolidated	Preferred Stock Pro Forma Adjustments	Supertel Pro Forma Consolidated	Supertel as Reported Three Months Ended June 30, 2006
REVENUES
Room rentals and other hotel services	$16,084	$2,867	[a]	$18,951	$—	$18,951	$20,118
Other	42	—		42	—	42	31

	16,126	2,867		18,993	—	18,993	20,149

EXPENSES
Hotel and property operations	10,696	1,822	[a]	12,518	—	12,518	13,470
Depreciation and amortization	1,651	336	[b]	1,987	—	1,987	2,077
General and administrative	646	—		646	—	646	708

	12,993	2,158		15,151	—	15,151	16,255

EARNINGS FROM CONTINUING OPERATIONS BEFORE NET GAIN (LOSS) ON DISPOSITIONS OF ASSETS, MINORITY INTEREST AND INTEREST EXPENSE	3,133	709		3,842	—	3,842	3,894
Net gain (loss) on dispositions of assets	1	—		1	—	1	(1)
Interest expense	(1,406)	(550)[c]		(1,956)	255 [d]	(1,701)	(1,867)
Minority interest	(55)	—		(55)	—	(55)	(103)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	1,673	159		1,832	255	2,087	1,923
Income tax (expense) benefit	(239)	—		(239)	—	(239)	(317)

NET INCOME	1,434	159		1,593	255	1,848	1,606

Preferred Stock Dividend	—	—		—	(305)[e]	(305)	(305)
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$1,434	$159		$1,593	$(50)	$1,543	$1,301

Weighted average shares outstanding—basic and dilutive	12,061			12,061		12,061	12,064
NET INCOME PER COMMON SHARE—BASIC AND DILUTED
Net lncome available to common shareholders	$0.12			$0.13		$0.13	$0.11

See accompanying notes to Pro Forma Consolidated Statements of Operations

Supertel Hospitality, Inc. and Subsidiaries

Pro Forma Consolidated Statement of Operations (Unaudited)

(In thousands, except per share data)

	Six months ended June 30, 2005
	Historical Supertel	Acquisition Pro Forma Adjustments	Supertel After Acquisitions Pro Forma Consolidated	Preferred Stock Pro Forma Adjustments	Supertel Pro Forma Consolidated	Supertel as Reported Six Months Ended June 30, 2006
REVENUES
Room rentals and other hotel services	$28,347	$5,161 [a]	$33,508	$—	$33,508	$35,808
Other	87	—	87	—	87	61

	28,434	5,161	33,595	—	33,595	35,869

EXPENSES
Hotel and property operations	20,057	3,499 [a]	23,556	—	23,556	25,166
Depreciation and amortization	3,315	672 [b]	3,987	—	3,987	4,133
General and administrative	1,248	—	1,248	—	1,248	1,387

	24,620	4,171	28,791	—	28,791	30,686

EARNINGS FROM CONTINUING OPERATIONS BEFORE NET GAIN (LOSS) ON DISPOSITIONS OF ASSETS, MINORITY INTEREST AND INTEREST EXPENSE	3,814	990	4,804	—	4,804	5,183
Net gain (loss) on dispositions of assets	—	—	—	—	—	(5)
Interest expense	(2,799)	(1,100)[c]	(3,899)	510 [d]	(3,389)	(3,623)
Minority interest	(108)	—	(108)	—	(108)	(151)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	907	(110)	797	510	1,307	1,404
Income tax (expense) benefit	137	—	137	—	137	7

NET INCOME	1,044	(110)	934	510	1,444	1,411

Preferred Stock Dividend	—	—	—	(609)[e]	(609)	(609)
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$1,044	$(110)	$934	$(99)	$835	$802

Weighted average shares outstanding—basic and dilutive	12,060		12,060		12,060	12,064
NET INCOME PER COMMON SHARE—BASIC AND DILUTED
Net lncome available to common shareholders	$0.09		$0.08		$0.07	$0.07

See accompanying notes to Pro Forma Consolidated Statements of Operations

Supertel Hospitality, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Consolidated Statement of Operations

for the Six Months Ended June 30, 2005

(Unaudited)

(dollar amounts are in thousands, except per share amounts)

The following notes provide information regarding the assumptions used for the pro forma adjustments for the acquisition of the six hotels and the issuance of shares of Series A convertible preferred stock.

(a)	Reflects the operations of the six hotels using unaudited financial statements obtained from the sellers for the quarter and six months ending June 30, 2005 and adjusting those numbers for specific verifiable and continuing changes in operating expenses.

	For the Three Months Ended June 30, 2005				For the Six Months Ended June 30, 2005
	Historical	Adjustments		Pro Forma Adjustments	Historical	Adjustments		Pro Forma Adjustments
Room rentals and other hotel services	$2,867			$2,867	$5,161			$5,161

Hotel and property operations:	$1,883	(29	)(i)		$3,621	(57	)(i)

		(39	)(ii)			(78	)(ii)
		7	(iii)	$1,822		13	(iii)	$3,499

(i)	To reflect the cost reductions resulting from the elimination of an excess administrative position.

(ii)	The Company’s insurance coverage for the six hotels would cost less than that previously charged to the properties by the sellers.

(iii)	To increase the cost of the franchise fees by .25% in accordance with new franchise agreements.

(b)	To reflect pro forma depreciation and amortization based on the depreciable basis of the Company’s actual acquisition cost.

(c)	To reflect interest expense, including amortization of deferred financing costs related to the $14,830 long-term mortgage note payable, at 5.97% per annum, $6,123 of assumed mortgage note payable at 7.41% per annum, $3,000 of an interest-free seller note ($2,831 using an imputed interest rate of 5.97%) and borrowings from the Company’s revolving credit facilities for $8,894 at 7.25% per annum.

(d)	To reflect the decrease in interest expense by applying the net proceeds of $14,063 to reduce borrowing from the company’s revolving credit facility and other long term debt, bearing an interest rate of 7.25%.

(e)	To reflect the impact of paying an 8% preferred stock dividend on 1.5 million shares of Series A convertible preferred stock with a liquidation preference of $10 per share.